SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations

UPM Interim Report 1 January – 30 September 2006: Operating profit improved in all divisions. *)

•	Third quarter earnings per share were € 0.29 (€ 0.21 for the third quarter of 2005), excluding non-recurring items € 0.25 (€ 0.19).

•	Third quarter operating profit was € 173 million (€ 180 million), excluding non-recurring items € 209 million (€ 172 million).

•	Transfer of production from the closed production lines to UPM’s other mills improved capacity utilization.

Key figures

	Q3/ 2006	Q3/ 2005	Q1–Q3/ 2006	Q1–Q3/ 2005	Q1–Q4/ 2005
Sales, €m	2,495	2,243	7,439	6,774	9,348
EBITDA, €m 1)	427	385	1,211	1,005	1,428
% of sales	17.1	17.2	16.3	14.8	15.3
Operating profit, €m	173	180	289	376	318
excluding non-recurring items, €m	209	172	473	356	558
Profit before tax, €m	129	149	164	348	257
excluding non-recurring items, €m	165	141	348	239	399
Net profit for the period, €m	147	111	143	338	261
Earnings per share, E	0.29	0.21	0.28	0.65	0.50
excluding non-recurring items, E	0.25	0.19	0.50	0.32	0.54
Diluted earnings per share, E	0.28	0.21	0.27	0.65	0.50
Return on equity, %	8.3	6.0	2.6	6.0	3.5
excluding non-recurring items, %	7.2	5.3	4.8	2.9	3.8
Return on capital employed, %	5.9	6.2	3.4	5.0	3.4
excluding non-recurring items, %	7.1	6.0	5.4	3.8	4.5
Equity to assets ratio at end of period, %	48.8	47.5	48.8	47.5	47.3
Gearing ratio at end of period, %	62	65	62	65	66
Shareholders’ equity per share at end of period, E	13.58	14.14	13.58	14.14	14.01
Net interest-bearing liabilities at end of period, €m	4,388	4,845	4,388	4,845	4,836
Capital employed at end of period, €m	11,787	12,717	11,787	12,717	12,650
Capital expenditure, €m	171	161	502	529	749
Personnel at end of period	29,939	31,266	29,939	31,266	31,522

1)	EBITDA is operating profit before depreciation, amortization and impairment charges, and excluding the change in value of biological assets, the share of results of associated companies and joint ventures and non-recurring items.
*)	excluding non-recurring items.

Earnings

Deliveries and results in 2005 were affected by the labour dispute in Finland during the second quarter of 2005.

•	Q3 of 2006 compared with Q3 of 2005

Sales for the third quarter of 2006 were € 2,495 million, 11% higher than € 2,243 million in the third quarter of 2005. Paper deliveries were 2,771,000 tonnes, 13% more than a year ago (2,444,000 tonnes).

Operating profit was € 173 million (€ 180 million), 6.9% of sales (8.0%). Operating profit excluding non-recurring items was € 209 million, 8.4% of sales (€ 172 million, 7.7% of sales). Operating profit for the third quarter includes non-recurring charges net of € 36 million (income € 8 million). Non-recurring charges consist of a € 11 million provision from personnel expenses and € 5 million in impairment charges relating to the profitability programme, an impairment charge of € 115 million on the production facilities at Miramichi magazine paper mill in Canada, mainly due to the negative currency impact. Non-recurring gains consist of a € 93 million tax exempt capital gain on the sale of the Finnish building materials merchant Puukeskus Oy.

Newsprint prices in all markets and uncoated magazine paper prices in North America were higher than a year ago. Fine paper prices in Europe and coated magazine paper prices in North America decreased. The negative impact of increased energy and certain raw material costs was largely offset by improved cost efficiency.

The share of the results of associated companies and joint ventures was € 18 million (€ 15 million).

Profit before tax was € 129 million (€ 149 million) and excluding non-recurring items € 165 million (€ 141 million). Interest and other finance costs net were € 41 million (€ 45 million). The average interest rate on borrowings increased but on the other hand net interest-bearing liabilities decreased. Exchange rate and fair value gains and losses resulted in a loss of € 3 million (gain of € 14 million).

Income taxes were positive € 18 million (charges € 38 million). Third quarter income taxes include a € 20 million income due to an increase in deferred tax assets related to the change in the Group’s structure in Canada.

Profit for the third quarter was € 147 million (€ 111 million) and earnings per share were € 0.29 (€ 0.21). Earnings per share excluding non-recurring items were € 0.25 (€ 0.19).

First nine months of 2006 compared with

first nine months of 2005

Sales for January-September were € 7,439 million (€ 6,774 million). Paper deliveries were 8,096,000 (7,265,000) tonnes, which is 11% more than in the previous year.

Operating profit was € 289 million, 3.9% of sales (€ 376 million, 5.6% of sales). Operating profit excluding non-recurring items was € 473 million, 6.4% of sales (€ 356 million, 5.3% of sales). Newsprint prices in all markets and magazine paper prices in the US were higher than a year ago. Fine paper prices in Europe decreased. The share of the results of associated companies and joint ventures was € 52 million (€ 27 million).

Profit before tax was € 164 million (€ 348 million), and excluding non-recurring items € 348 million (€ 239 million). Interest and other finance costs net were € 139 million (€ 114 million). Exchange rate and fair value gains and losses resulted in a gain of € 14 million (loss of € 4 million).

Income taxes were € 21 million (€ 10 million) and the effective tax rate, excluding non-recurring items, was 26% (30%).

Profit for the period was € 143 million (€ 338 million) and earnings per share were € 0.28 (€ 0.65). Earnings per share excluding non-recurring items were € 0.50 (€ 0.32). Operating cash flow per share was € 1.53 (€ 1.23).

Deliveries

Paper deliveries for the first nine months were 8,096,000 tonnes (7,265,000 tonnes). Magazine paper deliveries were 3,473,000 (3,178,000) tonnes, newsprint 1,980,000 (1,856,000) tonnes and fine and speciality papers 2,643,000 (2,197,000) tonnes.

Plywood production was 696,000 (671,000) cubic metres and sawn timber production 1,743,000 (1,529,000) cubic metres.

Financing

At the end of the review period, the gearing ratio was 62% (65% at 30 September 2005).

Net interest-bearing liabilities were € 4,388 million (€ 4,845 million).

Cash flow from operating activities, before capital expenditure and financing, was € 800 million (€ 643 million). The increase in working capital was € 71 million (€ 121 million).

Personnel

During the first nine months of the year, UPM had an average of 31,643 employees (33,518 for this period last year). The number at the end of September was 29,939 (31,266).

Capital expenditure and restructings

Gross capital expenditure during the first nine months of the year was € 502 million (€ 529 million), 6.7% of sales (7.8%).

In July UPM announced an investment in a new self-adhesive labelstock factory in Dixon, Illinois in the United States with an investment value of approximately USD 109 million. The new factory is estimated to be completed in the first quarter of 2008.

In September, UPM finalized the approximately € 110 million rebuild of two paper machines at the Nordland and Docelles paper mills. The investments will substantially improve product quality and efficiency of the production lines. UPM Raflatac’s modernization investment of film lamination line at Tampere factory was completed in September. The investment doubles the filmic pressure sensitive labelstock capacity of the factory and further strengthens Raflatac’s position in the growing filmic labelstock market.

The largest ongoing project is the € 325 million rebuild of the recovery plant at Kymi pulp mill, which is scheduled for completion in the last quarter of 2008.

In Uruguay, UPM’s associated company Metsä-Botnia is constructing a pulp mill with an annual capacity of 1 million tonnes. The project is scheduled to start up during the third quarter of 2007.

The sale of Puukeskus Oy was finalized in August. Puukeskus had annual sales of approximately € 400 million and employed 650 people.

Profitability programme

In March 2006, UPM announced an extensive programme for 2006-2008 to restore its profitability. The profitability programme seeks to achieve a reduction of approximately 3,600 employees and to close uncompetitive paper production capacity. The programme is estimated to result in annual cost savings of approximately € 200 million.

As part of the programme, UPM has closed, ahead of the original schedule, a total of 410,000 t/a of coated magazine paper capacity and 150,000 t/a of coated fine paper capacity. UPM will close 115,000 t/a of sack paper capacity during the first half of 2007 and convert Jämsänkoski 120,000 t/a coated magazine paper machine into production of label papers in the first quarter of 2007.

Shares

UPM shares worth € 12,307 million were traded on the Helsinki Stock Exchange during the period January–September 2006

(€ 8,871 million). The highest quotation was € 20.91 in March and the lowest € 15.36 in June. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 244 million (USD 270 million).

The Annual General Meeting held on 22 March 2006 approved a proposal by the Board of Directors to buy back a minimum of 100 and a maximum of 49,825,000 own shares. The meeting authorized the Board to decide on the disposal of shares so purchased. To date, this authorization has not been utilized.

The meeting also authorized the Board of Directors to decide on an increase in the share capital, disapplying the pre-emptive rights of shareholders, by issuing new shares and/or convertible bond loans in one or more issues. On the basis of such issues of new shares or convertible bonds, the share capital can be increased by a maximum of € 169,405,000, representing no more than 99,650,000 new shares having a book value of € 1.70 per share.

During the third quarter, no shares were subscribed by exercising outstanding share options.

The number of shares entered in the Trade Register at September 30, 2006 was 523,255,330. Through the issuance authorization and share options, the number of shares may increase to a maximum of 647,101,130.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

The listing of UPM 2005F share options commenced on October 2, 2006.

Litigation

The competition authorities are continuing investigations into alleged antitrust activities with respect to various products of the company. The US Department of Justice, the EU authorities and the authorities in several of its Member States, Canada and certain other countries have granted UPM conditional full immunities with respect to certain conducts disclosed to the authorities. In October 2006, the U.S. Department of Justice informed UPM of its decision to close the investigation of U.S. labelstock industry without further action.

UPM has also been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

All of the above litigation matters may last several years. No provisions have been made in relation to these investigations.

Market outlook

In the fourth quarter good paper demand is estimated to continue. A slight improvement in average paper prices from the third quarter is estimated mainly due to already materialized price increases in fine papers.

Good growth in demand for self-adhesive labelstock materials and strong markets for both plywood and sawn timber are expected to continue.

Costs of raw materials and energy are forecast to continue to rise faster than inflation but an increase in company’s overall costs is expected to be moderate.

Divisional reviews

Magazine Papers

	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1–Q3/ 06	Q1–Q3/ 05	Q1–Q4/ 05
Sales, €m	861	817	771	928	726	697	743	2,449	2,166	3,094
EBITDA, €m 1)	155	145	113	163	155	59	130	413	344	507
% of sales	18.0	17.7	14.7	17.6	21.3	8.5	17.5	16.9	15.9	16.4
Depreciation, amortization and - impairment charges, €m	–209	–210	–97	–262	–103	–102	–99	–516	–304	–566
Operating profit, €m	–62	–85	16	–99	35	–43	31	–131	23	–76
% of sales	–7.2	–10.4	2.1	–10.7	4.8	–6.2	4.2	–5.3	1.1	–2.5
Non-recurring items, €m 2)	–126	–133	—	–156	–17	—	—	–259	–17	–173
Operating profit excl. non-recurring items, Em	64	48	16	57	52	–43	31	128	40	97
% of sales	7.4	5.9	2.1	6.1	7.2	–6.2	4.2	5.2	1.8	3.1
Deliveries, 1,000 t	1,227	1,148	1,098	1,308	1,048	1,020	1,110	3,473	3,178	4,486

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in the second quarter 2006 include personnel charges of € 20 million relating to the profitability programme, and impairment charges of € 113 million relating to the closure of the Voikkaa paper mill. In the third quarter 2006, non-recurring items include personnel charges of € 8 million and impairment charges of € 3 million at Voikkaa, and impairment charges of € 115 million for Miramichi.Non-recurring items in 2005: impairment charge of € 151 million for Miramichi and € 5 million in non-recurring depreciation at Augsburg (4th quarter), and € 17 million provision for pension costs at Miramichi (3rd quarter).

•	Q3 of 2006 compared with Q3 of 2005

Operating profit, excluding non-recurring items, for Magazine papers increased by € 12 million to € 64 million. Sales for the third quarter increased to € 861 million from € 726 million. Paper deliveries were 1,227,000 (1,048,000) tonnes.

The third quarter profitability of magazine papers improved due to higher volumes. Average prices for magazine papers translated into euros were about the same compared to last year. Voikkaa magazine paper mill, with an annual capacity of 410,000 t/a, was closed at the end of June. The business was transferred to other mills improving the capacity utilization.

•	January–September 2006 compared with January–September 2005

Operating profit, excluding non-recurring items, for Magazine papers was € 128 million (€ 40 million). Sales for the first nine months were € 2,449 million (€ 2,166 million). Paper deliveries were 3,473,000 (3,178,000) tonnes. Average prices for magazine papers translated into euros were about 2% up. Higher costs affected profitability.

•	Markets

In Europe, demand for coated magazine paper increased by 1% and for uncoated magazine paper by 8% compared with January–September last year. In North America, demand for coated magazine paper remained unchanged and that for uncoated magazine paper decreased by 6%. On other markets, notably in Asia, demand for magazine papers continued to grow.

Average market prices for magazine papers in Europe during January-September remained about the same as last year. In North America, average US dollar prices were about 3% higher.

Newsprint

	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1–Q3/ 06	Q1–Q3/ 05	Q1–Q4/ 05
Sales, €m	360	351	345	379	296	320	313	1,056	929	1,308
EBITDA, €m 1)	98	86	72	75	75	60	65	256	200	275
% of sales	27.2	24.5	20.9	19.8	25.3	18.8	20.8	24.2	21.5	21.0
Depreciation, amortization and impairment charges, €m	–48	–47	–47	–55	–48	–48	–47	–142	–143	–198
Operating profit, €m	50	34	25	20	27	12	18	109	57	77
% of sales	13.9	9.7	7.2	5.3	9.1	3.8	5.8	10.3	6.1	5.9
Non-recurring items, €m 2)	—	–5	—	–5	—	—	—	–5	—	–5
Operating profit excl. non-recurring items, Em	50	39	25	25	27	12	18	114	57	82
% of sales	13.9	11.1	7.2	6.6	9.1	3.8	5.8	10.8	6.1	6.3
Deliveries, 1,000 t	666	660	654	736	593	631	632	1,980	1,856	2,592

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	The non-recurring cost booked for 2006 relates mainly to the profitability programme, and for 2005 is due to one-time depreciation at Augsburg.

•	Q3 of 2006 compared with Q3 of 2005

Operating profit, excluding non-recurring items, for Newsprint increased to € 50 million from € 27 million. Sales for the third quarter were € 360 million (€296 million). Paper deliveries were 666,000 tonnes (593,000 tonnes).

Profitability of the Newsprint division benefited from higher paper prices. Average prices for newsprint and improved newsprint translated into euros were about 8% up on this period compared to same period last year. Higher energy costs in Central Europe had a negative effect on profitability.

•	January–September 2006 compared with January–September 2005

Operating profit, excluding non-recurring items, for Newsprint was € 114 million (€ 57 million). Sales for the first nine months were € 1,056 million (€ 929 million). Paper deliveries were 1,980,000 (1,856,000) tonnes. Standard newsprint prices translated into euros were on average 6% up compared with the same period last year.

•	Markets

In Europe, demand for standard and improved newsprint remained good, showing a 3% increase during the first three quarters of the year compared with the same period last year. In Europe, standard newsprint market prices were on average 5% higher.

Fine and Speciality Papers

	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1–Q3/ 06	Q1–Q3/ 05	Q1–Q4/ 05
Sales, €m	626	627	640	626	574	495	539	1,893	1,608	2,234
EBITDA, €m 1)	106	76	82	88	92	34	95	264	221	309
% of sales	16.9	12.1	12.8	14.1	16.0	6.9	17.6	13.9	13.7	13.8
Depreciation, amortization and impairment charges, €m	–55	–71	–55	–68	–56	–51	–49	–181	–156	–224
Operating profit, €m	50	–13	27	20	36	–17	46	64	65	85
% of sales	8.0	–2.1	4.2	3.2	6.3	–3.4	8.5	3.4	4.0	3.8
Non-recurring items, €m 2)	–2	–36	—	–8	—	—	—	–38	—	–8
Operating profit excl. non-recurring items, Em	52	23	27	28	36	–17	46	102	65	93
% of sales	8.3	3.7	4.2	4.5	6.3	–3.4	8.5	5.4	4.0	4.2
Deliveries, 1,000 t	878	884	881	863	793	684	720	2,643	2,197	3,060

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	In 2006, non-recurring items include personnel and impairment charges related to profitability programme. In 2005, one-time depreciation was booked for the rebuild of Nordland’s paper machine.

•	Q3 of 2006 compared with Q3 of 2005

Operating profit, excluding non-recurring items, for Fine and Speciality Papers was € 52 million (€ 36 million). Sales were € 626 million (€ 574 million). Paper deliveries were 878,000 (793,000 tonnes).

Operating efficiency improved in the third quarter and deliveries increased. Average prices for fine and speciality papers translated into euros were slightly down from last year. Kymi coated woodfree machine PM7, with an annual capacity of 150,000 t/a, was closed at the end of June. The production was transferred to other machines in Kymi mill and other UPM mills improving the capacity utilization. Both Nordland PM3 and Docelles PM1 had a six-week rebuild shutdown during the quarter.

•	January–September 2006 compared with January–September 2005

Operating profit, excluding non-recurring items for Fine and Speciality Papers, was € 102 million (€ 65 million). Sales were € 1,893 million (€ 1,608 million). Deliveries were 2,643,000 (2,197,000) tonnes. Average prices for fine and speciality papers translated into euros were approximately 2% down compared with last year’s figures.

•	Markets

In Europe, during the first nine months of the year, demand for coated fine papers and uncoated fine papers increased by 2%, compared with the same period last year. Label and packaging papers were in good demand. In Asia, demand for coated and uncoated fine papers increased.

Market prices for coated and uncoated fine papers in Europe were about 2% lower than in the first nine months of the last year. In Asia, fine paper prices were slightly higher than a year ago.

Converting

	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1– Q3/ 06	Q1– Q3/ 05	Q1– Q4/ 05
Sales, €m	312	316	323	297	343	346	361	951	1,050	1,347
EBITDA, €m 1)	23	26	28	18	22	17	32	77	71	89
% of sales	7.4	8.2	8.7	6.1	6.4	4.9	8.9	8.1	6.8	6.6
Depreciation, amortization and impairment charges, €m	–11	–9	–9	–11	–11	–11	–12	–29	–34	–45
Operating profit, €m	12	17	19	8	36	6	20	48	62	70
% of sales	3.8	5.4	5.9	2.7	10.5	1.7	5.5	5.0	5.9	5.2
Non-recurring items, €m 2)	—	—	—	1	25	—	—	—	25	26
Operating profit excl. non-recurring items, Em	12	17	19	7	11	6	20	48	37	44
% of sales	3.8	5.4	5.9	2.4	3.2	1.7	5.5	5.0	3.5	3.3

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in 2005 include a gain of € 26 million from the sale of Loparex.

•	Q3 of 2006 compared with Q3 of 2005

Operating profit, excluding non-recurring items, for Converting was € 12 million (€ 11 million). UPM Raflatac’s self adhesive labelstock profitability was good and prices were higher than a year ago. Internal efficiency of Walki Wisa improved, but increase in prices of oil-based raw materials had a negative effect on the result. Market conditions for Walki Wisa remained stable.

Third-quarter sales for the Converting division were € 312 million (€ 343 million). UPM Raflatac’s sales increased on all markets. UPM Raflatac’s modernization investment of film lamination line at Tampere factory was completed in September. Walki Wisa’s sales volumes remained at the previous year’s level. Loparex business, with approximately € 340 million of annual sales, was sold in August 2005.

•	January–September 2006 compared with January–September 2005

Operating profit, excluding non-recurring items for Converting was € 48 million (€ 37 million). Sales were € 951 million (€ 1,050 million). In all of the UPM Raflatac’s main market areas, the volume growth has been good.

•	Markets

Demand for self-adhesive labelstock grew in main markets Europe and North America. Labelstock prices in North America and Europe were higher. Demand for industrial wrappings remained on the same level as a year ago.

Wood Products

	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1– Q3/ 06	Q1– Q3/ 05	Q1– Q4/ 05
Sales, €m	310	378	346	331	302	343	314	1,034	959	1,290
EBITDA, €m 1)	22	33	25	22	9	26	29	80	64	86
% of sales	7.1	8.7	7.2	6.6	3.0	7.6	9.2	7.7	6.7	6.7
Depreciation, amortization and impairment charges, €m	–11	–11	–11	–40	–11	–12	–12	–33	–35	–75
Operating profit, €m	104	22	4	–23	–2	14	17	130	29	6
% of sales	33.5	5.8	1.2	–6.9	–0.7	4.1	5.4	12.6	3.0	0.5
Non-recurring items, €m 2)	93	—	–10	–32	—	—	—	83	—	–32
Operating profit excl. non-recurring items, Em	11	22	14	9	–2	14	17	47	29	38
% of sales	3.5	5.8	4.0	2.7	–0.7	4.1	5.4	4.5	3.0	2.9
Production, plywood 1,000 m3	209	239	248	245	189	245	237	696	671	916
Production, sawn timber 1,000 m3	486	581	556	592	475	455	495	1,623	1,425	2,017

1)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding non-recurring items.
2)	Non-recurring items in the first quarter 2006 include a loss of € 10 million from the sale of the Loulay plywood mill, and in the third quarter, a capital gain of € 93 million on the sale of Puukeskus. Non-recurring items in 2005 include impairment charges of € 25 million relating to the Group’s Finnish sawmills and a provision of € 7 million relating mainly to restructuring of the sales network.

•	Q3 of 2006 compared with Q3 of 2005

Operating profit, excluding non-recurring items, for Wood Products was € 11 million (loss of € 2 million). Profitability of plywood was good. Profitability of sawmilling improved and operating profit was positive.

Sales were € 310 million (€ 302 million). Plywood production was 209,000 (189,000) cubic metres and sawn timber production 486,000 (475,000) cubic metres. The sale of building material merchant Puukeskus Oy took place at the end of August. Annual sales of Puukeskus were approximately € 400 million.

•	January–September 2006 compared with January–September 2005

Operating profit, excluding non-recurring items for Wood Products, was € 47 million (€ 29 million). Sales were € 1,034 million (€ 959 million). Plywood production was 696,000 (671,000) cubic metres and sawn timber production 1,623,000 (1,425,000) cubic metres.

•	Markets

During the first nine months, birch plywood demand continued strong in all markets. Also spruce plywood markets were in good balance. Plywood prices increased slightly in comparison to last year. The demand for sawn timber improved further and prices increased. The supply of logs tightened causing upward pressure on prices. Markets of veneer and further processed goods were stable.

Other Operations

€m	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1– Q3/ 06	Q1– Q3/ 05	Q1– Q4/ 05
Sales 1)	143	126	140	133	111	136	137	409	384	517
EBITDA 2)	23	32	66	55	32	37	36	121	105	160
Depreciation, amortization and impairment charges	–6	–8	–4	–5	–4	–7	–6	–18	–17	–22
Operating profit Forestry 4)	20	–82	20	20	17	5	22	–42	44	64
Energy Department, Finland	–	18	40	42	23	41	29	58	93	135
Other and eliminations	–19	27	–7	–60	–7	–6	–11	1	–24	–84
Operating profit, total	1	–37	53	2	33	40	40	17	113	115
Non-recurring items 3)	–1	41	–5	–57	—	—	—	35	—	–57
Operating profit, excluding non-recurring items	2	–78	58	59	33	40	40	–18	113	172

1)	Includes sales outside the Group.
2)	EBITDA is operating profit before depreciation, amortization and impairment charges and excluding the change in value of biological assets and non-recurring items.
3)	Non-recurring items in 2006 include in the second quarter the capital gain of € 41 million of the Group’s head office real estate, and in the first quarter, the donation of € 5 million to a Cultural Foundation to be established, and in 2005 a fine of € 57 million imposed by the European Commission.

4)	The second quarter of 2006 includes decrease of € 102 million in the fair value of biological assets and wood harvested.

•	Q3 of 2006 compared with Q3 of 2005

Excluding non-recurring items, operating profit for Other Operations was € 2 million (€ 33 million). Sales were € 143 million (€ 111 million). The cost of wood raw material harvested from the Group’s own forests was € 34 million (€ 12 million). The increase in the fair value of biological assets (growing trees) was € 19 million (€ 17 million).

Operating profit of the energy department in Finland was € 0 million (€ 23 million). In Finland, UPM temporarily became a net buyer of electricity due to unusually low availability of hydropower. The water reservoirs in Nordic countries have been significantly below their median levels. Energy prices in Nordpool were significantly higher.

•	January–September 2006 compared with January–September 2005

Excluding non-recurring items, the operating loss for Other Operations was € 18 million (profit € 113 million). Sales were € 409 million (€ 384 million). The cost of wood raw material harvested from the Group’s own forests was € 80 million (€ 22 million). Fellings from own forests increased. The need for increases was due to the transition phase in wood supply followed by a change in the Finnish forest taxation. The decrease in the fair value of biological assets (growing trees) was € 41 million (increase of € 47 million).

Associated companies and joint ventures

€m	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1– Q3/ 06	Q1– Q3/ 05	Q1– Q4/ 05
Share of result after tax
Oy Metsä-Botnia Ab	24	13	14	19	13	–10	14	51	17	36
Pohjolan Voima Oy	–7	–5	7	–	–1	–11	12	–5	—	—
Other	1	—	5	–5	3	2	5	6	10	5
Total	18	8	26	14	15	–19	31	52	27	41

The first quarter of 2005 includes non-recurring income of € 12 million, and the fourth quarter charges of € 3 million, both relating to valuation of the assets of Pohjolan Voima Oy.

During January–September the average price of Northern Bleached Softwood Kraft Pulp (NBSK) was USD 658/tonne, up by 7% on last year. The price for short-fibre (BHKP) pulp was USD 629/tonne, up 9%. The corresponding prices in euros were 529/tonne for NBSK (up 9%) and 506/tonne for BHKP (up 10%).

Deliveries and production

	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1– Q3/ 06	Q1– Q3/ 05	Q1– Q4/ 05
Deliveries
Magazine papers, 1,000 t	1,227	1,148	1,098	1,308	1,048	1,020	1,110	3,473	3,178	4,486
Newsprint, 1,000 t	666	660	654	736	593	631	632	1,980	1,856	2,592
Fine and speciality papers, 1,000 t	878	884	881	863	793	684	720	2,643	2,197	3,060
Converting papers, 1,000 t	—	—	—	—	10	8	16	—	34	34

Deliveries total	2,771	2,692	2,633	2,907	2,444	2,343	2,478	8,096	7,265	10,172
Production
Paper, 1,000 t	2,858	2,744	2,691	2,801	2,840	1,929	2,653	8,293	7,422	10,223
Plywood, 1,000 m3	209	239	248	245	189	245	237	696	671	916
Sawn timber, 1,000 m3	526	623	594	618	508	493	528	1,743	1,529	2,147
Chemical pulp, 1,000 t	506	498	544	539	516	237	548	1,548	1,301	1,840

Helsinki, 31 October 2006

UPM-Kymmene Corporation

Board of Directors

Financial information

This interim report is unaudited

Consolidated income statement

€m	Q3/ 2006	Q3/ 2005	Q1– Q3/ 2006	Q1– Q3/ 2005	Q1– Q4/ 2005
		(As revised)		(As revised)	(As revised)
Sales	2,495	2,243	7,439	6,774	9,348
Other operating income	103	46	211	90	117
Costs and expenses	–2,088	–1,896	–6,373	–5,851	–8,092
Change in fair value of biological assets and wood harvested	–15	5	–121	25	34
Share of results of associated companies and joint ventures	18	15	52	27	41
Depreciation, amortization and impairment charges	–340	–233	–919	–689	–1,130
Operating profit	173	180	289	376	318

Gains on available-for-sale investments, net	—	—	—	90	90
Exchange rate and fair value gains and losses	–3	14	14	–4	–4
Interest and other finance costs, net	–41	–45	–139	–114	–147
Profit before tax	129	149	164	348	257
Income taxes	18	–38	–21	–10	4
Profit for the period	147	111	143	338	261

Attributable to:
Equity holders of the parent company	148	111	144	339	263
Minority interest	–1	—	–1	–1	–2
	147	111	143	338	261
Earnings per share for profit attributable to the equity holders of the parent company

Basic earnings per share, €	0.29	0.21	0.28	0.65	0.50
Diluted earnings per share, €	0.28	0.21	0.27	0.65	0.50

Condensed consolidated balance sheet

€m	30.09.2006	30.09.2005	31.12.2005
ASSETS
Non-current assets
Goodwill	1,514	1,513	1,514
Other intangible assets	486	534	535
Property, plant and equipment	6,595	7,541	7,316
Biological assets	1,044	1,166	1,174
Investments in associated companies and joint ventures	1,165	1,017	1,034
Deferred tax assets	363	332	352
Other non-current assets	306	438	396
	11,473	12,541	12,321

Current assets
Inventories	1,264	1,251	1,256
Trade and other receivables	1,730	1,615	1,681
Cash and cash equivalents	147	207	251
	3,141	3,073	3,188

Assets held for sale	—	22	32
Total assets	14,614	15,636	15,541

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent company
Share capital	890	889	890
Share premium reserve	826	826	826
Treasury shares	—	–3	–3
Fair value and other reserves	219	193	199
Retained earnings	5,168	5,491	5,415
	7,103	7,396	7,327
Minority interest	19	19	21
Total equity	7,122	7,415	7,348

Non-current liabilities
Deferred tax liabilities	820	921	887
Non-current interest-bearing liabilities	3,904	4,319	4,326
Other non-current liabilities	652	644	632
	5,376	5,884	5,845
Current liabilities
Current interest-bearing liabilities	761	983	976
Trade and other payables	1,355	1,354	1,372
	2,116	2,337	2,348
Liabilities related to assets held for sale	—	—	—

Total liabilities	7,492	8,221	8,193

Total equity and liabilities	14,614	15,636	15,541

Consolidated statement of changes in equity

	Attributable to equity holders of the parent
€m	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 1 January 2005	891	1	745	—	–55	328	5,676	7,586	26	7,612

Transactions with equity holders
Share options exercised	12	–1	67	—	—	—	—	78	—	78
Acquisition of treasury shares	—	—	—	–151	—	—	—	–151	—	–151
Reissuance of treasury shares	—	—	—	11	—	—	—	11	—	11
Cancellation of treasury shares	–14	—	14	137	—	—	–137	—	—	—
Share-based compensation	—	—	—	—	—	6	—	6	—	6
Dividend paid	—	—	—	—	—	—	–387	–387	—	–387
Business combinations	—	—	—	—	—	—	—	—	–6	–6

Income and expenses recognised directly in equity
Translation differences	—	—	—	—	22	—	—	22	—	22
Cash flow hedges recorded in equity, net of tax	—	—	—	—	—	–59	—	–59	—	–59
transferred to income statement, net of tax	—	—	—	—	—	–11	—	–11	—	–11
Available-for-sale investments gains/losses arising from fair valuation, net of tax	—	—	—	—	—	51	—	51	—	51
transferred to income statement, net of tax	—	—	—	—	—	–89	—	–89	—	–89
Profit for the period	—	—	—	—	—	—	339	339	–1	338
Balance at 30 September 2005	889	—	826	–3	–33	226	5,491	7,396	19	7,415

Balance at 1 January 2006	890	—	826	–3	–34	233	5,415	7,327	21	7,348

Transactions with equity holders
Share options exercised	—	—	—	—	—	—	—	—	—	—
Acquisition of treasury shares	—	—	—	—	—	—	—	—	—	—
Reissuance of treasury shares	—	—	—	3	—	—	1	4	—	4
Share-based compensation	—	—	—	—	—	7	—	7	—	7
Dividend paid	—	—	—	—	—	—	–392	–392	—	–392
Business combinations	—	—	—	—	—	—	—	—	–1	–1

Income and expenses recognised directly in equity
Translation differences	—	—	—	—	–30	—	—	–30	—	–30
Other items	—	—	—	—	—	–2	—	–2	—	–2
Net investment hedge, net of tax	—	—	—	—	8	—	—	8	—	8
Cash flow hedges recorded in equity, net of tax	—	—	—	—	—	34	—	34	—	34
transferred to income statement, net of tax	—	—	—	—	—	3	—	3	—	3
Available-for-sale investments gains/losses arising from fair valuation, net of tax	—	—	—	—	—	—	—	—	—	—
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—	144	144	–1	143
Balance at 30 September 2006	890	—	826	—	–56	275	5,168	7,103	19	7,122

Condensed consolidated cash flow statement

€m	Q1–Q3/ 2006	Q1–Q3/ 2005	Q1–Q4/ 2005
Cash flow from operating activities
Profit for the period	143	338	261
Adjustments, total	935	640	1,125
Change in working capital	–71	–121	–234
Cash generated from operations	1,007	857	1,152
Finance costs, net	–120	–131	–206
Income taxes paid	–87	–83	–93
Net cash from operating activities	800	643	853

Cash flow from investing activities
Acquisitions and share purchases	–50	–15	–33
Purchases of intangible and tangible assets	–470	–502	–690
Asset sales and other investing cash flow	329	550	565
Net cash used in investing activities	–191	33	–158

Cash flow from financing activities
Change in loans and other financial items	–320	–163	–127
Share options exercised	—	78	78
Dividends paid	–392	–388	–388
Purchase of own shares	—	–139	–151
Net cash used in financing activities	–712	–612	–588
Change in cash and cash equivalents	–103	64	107
Cash and cash equivalents at beginning of period	251	142	142
Foreign exchange effect on cash	–1	1	2
Change in cash and cash equivalents	–103	64	107
Cash and cash equivalents at end of period	147	207	251

Operating cash flow per share, €	1.53	1.23	1.63

Quarterly information

€m	Q3/ 06	Q2/ 06	Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1–Q3/ 06	Q1–Q3/ 05	Q1–Q4/ 05
Sales by segment
Magazine Papers	861	817	771	928	726	697	743	2,449	2,166	3,094
Newsprint	360	351	345	379	296	320	313	1,056	929	1,308
Fine and Speciality Papers	626	627	640	626	574	495	539	1,893	1,608	2,234
Converting	312	316	323	297	343	346	361	951	1,050	1,347
Wood Products	310	378	346	331	302	343	314	1,034	959	1,290
Other Operations	143	126	140	133	111	136	137	409	384	517
Internal sales	–117	–131	–105	–120	–109	–84	–129	–353	–322	–442
Sales, total	2,495	2,484	2,460	2,574	2,243	2,253	2,278	7,439	6,774	9,348

Operating profit by segment
Magazine Papers	–62	–85	16	–99	35	–43	31	–131	23	–76
Newsprint	50	34	25	20	27	12	18	109	57	77
Fine and Speciality Papers	50	–13	27	20	36	–17	46	64	65	85
Converting	12	17	19	8	36	6	20	48	62	70
Wood Products	104	22	4	–23	–2	14	17	130	29	6
Other Operations	1	–37	53	2	33	40	40	17	113	115
Share of results of associated companies and joint ventures	18	8	26	14	15	–19	31	52	27	41
Operating profit (loss), total	173	–54	170	–58	180	–7	203	289	376	318
% of sales	6.9	–2.2	6.9	–2.3	8.0	–0.3	8.9	3.9	5.6	3.4
Gains on available-for-sale investments, net	—	—	—	—	—	1	89	—	90	90
Exchange rate and fair value gains and losses	–3	5	12	—	14	–15	–3	14	–4	–4
Interest and other finance costs, net	–41	–52	–46	–33	–45	–29	–40	–139	–114	–147
Profit (loss) before tax	129	–101	136	–91	149	–50	249	164	348	257
Income taxes	18	–2	–37	14	–38	72	–44	–21	–10	4
Profit (loss) for the period	147	–103	99	–77	111	22	205	143	338	261
Basic earnings per share, €	0.29	–0.20	0.19	–0.15	0.21	0.05	0.39	0.28	0.65	0.50
Diluted earnings per share, €	0.28	–0.20	0.19	–0.15	0.21	0.05	0.39	0.27	0.65	0.50
Average number of shares basic (1,000)	523,256	523,256	523,108	523,105	523,115	521,617	520,281	523,207	521,671	522,029
Average number of shares diluted (1,000)	525,938	525,874	525,936	524,703	524,710	522,131	523,065	525,916	523,302	523,652

€m	Q3/ 06	Q2/ 06		Q1/ 06	Q4/ 05	Q3/ 05	Q2/ 05	Q1/ 05	Q1–Q3/ 06	Q1–Q3/ 05	Q1–Q4/ 05
Non-recurring items in operating profit. Non-recurring items in operating profit are specified in the divisional reviews on pages 5–8.
Magazine Papers	–126	–133		—	–156	–17	—	—	–259	–17	–173
Newsprint	—	–5		—	–5	—	—	—	–5	—	–5
Fine and Speciality papers	–2	–36		—	–8	—	—	—	–38	—	–8
Converting	—	—		—	1	25	—	—	—	25	26
Wood Products	93	—		–10	–32	—	—	—	83	—	–32
Other Operations	–1	41		–5	–57	—	—	—	35	—	–57
Share of results of associated companies and joint ventures	—	—		—	–3	—	—	12	—	12	9
Non-recurring items in operating profit, total	–36	–133		–15	–260	8	—	12	–184	20	–240
Non-recurring items reported after operating profit 1)	—	—		—	9	—	—	89	—	89	98
Non-recurring items reported in taxes 2)	20	–29		—	–16	—	58	—	–9	58	42
Non-recurring items, total	–16	–162		–15	–267	8	58	101	–193	167	–100

Operating profit, excl. non-recurring items	209	3	)79	185	202	172	–7	191	473	356	558
% of sales	8.4	3.2		7.5	7.8	7.7	–0.3	8.4	6.4	5.3	6.0
Profit before tax, excl. non-recurring items	165	32		151	160	141	–50	148	348	239	399
% of sales	6.6	1.3		6.1	6.2	6.3	–2.2	6.5	4.7	3.5	4.3
Earnings per share, excl. non-recurring items, €	0.25	0.04		0.21	0.22	0.19	–0.07	0.20	0.50	0.32	0.54
Return on equity, excl. non-recurring items, %	7.2	1.1		6.1	5.9	5.3	neg.	5.6	4.8	2.9	3.8
Return on capital employed, excl. non-recurring items, %	7.1	2.7		6.4	6.5	6.0	neg.	6.1	5.4	3.8	4.5

1)	Non-recurring items in the first quarter of 2005 include net gains of € 89 million on sales of listed shares, and in the fourth quarter gains of € 9 million from the sale of associated companies.
2)	Non-recurring items in the second quarter 2006 comprise € 29 million relating to the decrease of deferred tax assets due to the reduction of income tax rate in Canada, and in the third quarter € 20 million income due to an increase in deferred tax assets. Non-recurring items in the first quarter of 2005 comprise € 58 million in deferred tax assets booked on the losses made by UPM’s Canadian operations and for the fourth quarter E 16 million relating to the tax status of an associated company.
3)	Includes a decrease of € 102 million in the fair value of biological assets and wood harvested.

Changes in property, plant and equipment

€m	Q1–Q3/ 2006	Q1–Q3/ 2005	Q1–Q4/ 2005
Book value at beginning of period	7,316	7,621	7,621
Acquired companies	—	15	6
Capital expenditure	442	485	671
Decreases	–254	–105	–118
Depreciation and impairment charges	–860	–634	–1,049
Translation difference and other changes	–49	159	185
Book value at end of period	6,595	7,541	7,316

Commitments and contingencies

€m	30.09.2006	30.09.2005	31.12.2005
Own commitments
Mortgages	91	95	94

On behalf of associated companies and joint ventures
Guarantees for loans	12	25	18

On behalf of others
Guarantees for loans	2	2	2
Other guarantees	6	6	6

Other own commitments
Leasing commitments for the next 12 months	19	20	25
Leasing commitments for subsequent periods	109	88	70
Other commitments	70	58	61

Capital commitments

€m	Completion	Total cost	By 31.12.2005	Q1–Q3/ 2006	After 30.9.2006
Pulp mill rebuild, Kymi	October 2008	325	—	12	313
New USA mill, UPM Raflatac	March 2008	88	—	3	85
PM4 rebuild, Jämsänkoski	February 2007	45	—	7	38
Bleaching capacity increase, Tervasaari	September 2007	25	—	2	23
New power plant, Chapelle Darplay	March 2007	79	28	30	21

Notional amounts of derivative financial instruments

€m	30.09.2006	30.09.2005	31.12.2005
Currency derivatives
Forward contracts	4,388	4,034	4,552
Options, bought	30	10	—
Options, written	35	10	—
Swaps	576	594	588

Interest rate derivatives
Forward contracts	3,066	2,701	2,609
Swaps	2,643	3,025	2,856

Other derivatives
Forward contracts	33	16	16
Swaps	20	38	38

Related party (associated companies and joint ventures) transactions and balances

€m	Q1–Q3/ 2006	Q1–Q3/ 2005	Q1–Q4/ 2005
Sales to associated companies	41	30	43
Purchases from associated companies	334	309	428
Non-current receivables at end of period	4	15	4
Trade and other receivables at end of period	16	10	21
Trade and other payables at end of period	35	64	19

Key exchange rates for the euro at end of period

	30.9.2006	30.6.2006	31.3.2006	31.12.2005	30.9.2005	30.6.2005	31.3.2005
USD	1.2660	1.2713	1.2104	1.1797	1.2042	1.2092	1.2964
CAD	1.4136	1.4132	1.4084	1.3725	1.4063	1.4900	1.5737
JPY	149.34	145.75	142.42	138.90	136.25	133.95	138.44
GBP	0.6777	0.6921	0.6964	0.6853	0.6820	0.6742	0.6885
SEK	9.2797	9.2385	9.4315	9.3885	9.3267	9.4259	9.1430

•	Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the Group’s Annual Report for 2005. Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group has adopted the following interpretation to existing standards to its financial statements from 1 January 2006 that have affected the amounts reported for the current period:

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. IFRIC 8 includes into the scope of IFRS 2 the transactions where the entity, when granting its own shares, cannot identify the goods or services received. The interpretation is effective for annual periods beginning on or after 1 May 2006. The Group early adopted IFRIC 8 as of the beginning of 2006 resulting in a charge of € 3 million in the first quarter.

•	Revised 2005

Operating profit for 2005 has been revised to correspond with the current reporting format. The share of results of associated companies and joint ventures, related to business operations, previously reported after operating profit, is now reported in operating profit, with an effect of income of € 27 million and € 41 million in Q1-Q3/2005 and in Q1-Q4/2005, respectively. Also from the beginning of 2006, part of the results of derivative instruments relating to cash flow hedges are allocated to the respective division. Comparative years have been revised accordingly.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 4-8 of the company’s annual report on form 20-F for the year-ended 31 December, 2005 under “Item 3. Risk Factors”.